

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

Mark A. Garvey
Chief Financial Officer
Sara Lee Corporation
3500 Lacey Road
Downers Grove, Illinois 60515

> **Re:** **Sara Lee Corporation**
> **Form 10-Q for Fiscal Quarter Ended October 2, 2010**
> **Filed November 10, 2010**
> **File No. 1-3344**

Dear Mr. Garvey:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief